March 26, 2010

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC   20006

Re: Nuveen Insured California Dividend Advantage Municipal Fund
        File Numbers: 333-165178, 811-9449

        Nuveen California Dividend Advantage Municipal Fund
        File Numbers: 333-165179, 811-9161

        Nuveen Pennsylvania Dividend Advantage Municipal Fund 2
        File Numbers: 333-165180, 811-21157

Dear Ms. Winick:

        We have reviewed the registration statements for the funds named above, each filed on Form N-2 on March 3, 2010. The filings are made for the purpose of registering MuniFund Term Preferred Shares. In a letter dated March 9, 2010, you requested selective review of these registration statements. In accordance with Investment Company Act Release No. 13768 (February 15, 1984), we have decided to selectively review the registration statement.

        We have no comments at this time. We may have comments on disclosure included in any subsequent pre-effective amendment.

        You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of these registration statements. As a matter of law, this burden cannot be shifted to the Commission or its staff.

        Please furnish a letter acknowledging that:

                the Fund is responsible for the adequacy and accuracy of the
                disclosure in its filings;

                should the Commission or the staff, acting pursuant to delegated
                authority, declare the filing effective, it does not foreclose the
                Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel